

Tropical Weather Analytics, Inc.

(A Development Stage Company)

Financial Statements
(Unaudited)

For the Years Ended December 31, 2020 and 2021

Together with Independent Accountants' Review Report

Index to Financial Statements (Unaudited)



MARPÉ

FINANCE & ACCOUNTING

STARTUP CFO — SEED TO IPO

We have reviewed the accompanying financial statements of Tropical Weather Analytics, Inc., a Delaware corporation ("TWAI" or the "Company"), which comprise the balance sheets as of December 31, 2020 and 2021, and the related statements of operations, of stockholders' equity, and of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Emphasis of a Matter

As discussed in Note 2, the Company must raise financing for the Company to be able to continue operations. Management's plans are also discussed in Note 2.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Marpé Finance & Accounting
April 29, 2022

Tropical Weather Analytics, Inc.
(A Development Stage Company)
Financial Statements (Unaudited) for the Years Ended December 31, 2020 and 2021

Balance Sheets
(UNAUDITED)

| | December 31, | |
	2020	2021
Assets		
Current assets		
Cash	$ 3,224	$ 933
Total current assets	3,224	933
Total assets	$ 3,224	$ 933
Liabilities and Stockholders' Deficit		
Convertible notes payable - current	$ 384,012	$ 407,452
Convertible notes payable - noncurrent	-	25,919
Total liabilities	384,012	433,371
Common Stock		
par value of $0.001 per share; 10,000,000		
shares authorized; 500,000 shares issued and		
outstanding as of December 31, 2020 and 2021	500	500
Additional paid-in capital	10,820	13,444
Accumulated deficit	(392,108)	(446,382)
Total stockholders' deficit	(380,788)	(432,438)
Total Liabilities and Stockholders' Deficit	$ 3,224	$ 933

The accompanying notes are an integral part of these financial statements.

Tropical Weather Analytics, Inc.
(A Development Stage Company)
Financial Statements (Unaudited) for the Years Ended December 31, 2020 and 2021

Statements of Operations
(UNAUDITED)

| | Year Ended December 31, | |
	2020	2021
Revenues	$ -	$ -
Cost of revenues	-	-
Gross profit	-	-
Operating expenses		
Sales & marketing expenses	264	44
Research & development expenses	2,596	2,124
General & administrative expenses	2,411	27,747
Total operating expenses	5,271	29,915
Operating loss	(5,271)	(29,915)
Other loss, net	(23,498)	(24,359)
Income tax	-	-
Net loss	$ (28,769)	$ (54,274)

The accompanying notes are an integral part of these financial statements.

Statements of Stockholders' Deficit
Years Ended December 31, 2020 and 2021
(UNAUDITED)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount			
Balances - December 31, 2019	500,000	$ 500	$ 7,497	$ (363,339)	$ (355,342)
Stock-based compensation	-	-	3,323	-	3,323
Net loss	-	-	-	(28,769)	(28,769)
Balances - December 31, 2020	500,000	500	10,820	(392,108)	(380,788)
Stock-based compensation	-	-	2,624	-	2,624
Net loss	-	-	-	(54,274)	(54,274)
Balances - December 31, 2021	500,000	$ 500	$ 13,444	$ (446,382)	$ (432,438)

The accompanying notes are an integral part of these financial statements.

Statements of Cash Flows
(UNAUDITED)

	Year Ended December 31,	
	2020	**2021**
Cash Flows from Operations		
Net loss	$ (28,769)	$ (54,274)
Adjustments to net loss		
Stock-based compensation	3,323	2,624
Accrued interest on convertible notes	23,504	24,359
Total Cash Flows from Operations	(1,942)	(27,291)
Cash Flows from Financing		
Issuance of convertible notes payable	-	25,000
Total Cash Flows from Financing	-	25,000
Total Cash Flows	(1,942)	(2,291)
Beginning Cash Balance	5,166	3,224
Ending Cash Balance	$ 3,224	$ 933

The accompanying notes are integral part of these financial statements.

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

Tropical Weather Analytics, Inc. ("TWAI" or the "Company") was incorporated as a Delaware corporation on August 1, 2016. The Company's headquarters are in Boston, Massachusetts.

TWAI is developing a new global hurricane forecasting system, leveraging satellite constellation technology. Management believes the new system will be twice as accurate as currently available forecasting systems.

The Company is in the process of developing its core technology and product offerings and has not yet earned any revenues. Thus, the Company is still in the development stage.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Emerging Growth Company

The Company is an "emerging growth company," as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"), and accordingly, it may take advantage of certain exemptions from various reporting requirements applicable to publicly traded companies that are not emerging growth companies. This may make comparison of the Company's financial statements with the financial statements of a publicly traded company that is not an emerging growth company difficult.

Certain Risks and Uncertainties

The Company is subject to risks associated with emerging growth companies, including, but not limited to, rapid technology change, uncertainty of market acceptance of the Company's products and services, competition from substitute products and larger companies, the ongoing need for investment capital, the need to protect its proprietary technology, the need to develop strategic relationships, and dependence on key personnel. The Company will continue to incur significant costs as an emerging growth company and will require additional financing in the future to fund growth. If the Company is unable to secure sufficient financing when needed, this could have a material adverse effect on the Company's business operations.

Going Concern

These financial statements have been prepared based on the assumption that the Company will be able to continue to operate as a going concern. As of December 31, 2021, the Company had incurred cumulative net losses of approximately $446,000 and cumulative negative operating cash flows of approximately $302,000. Furthermore, as of December 31, 2021, the Company had approximately $407,000 of past due convertible notes payable, and its cash balance was less than $1,000.

To be able to continue operating, the Company will need to obtain financing within the next twelve months. Management is working to secure the financing needed for the Company's continued operations. There can be no assurance that management will be successful in this endeavor. Thus, substantial doubt exists regarding whether the Company will be able to continue operating as a going concern.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and the related disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period and the accompanying notes. Significant items included in these financial statements that are subject to such estimates and assumptions include the fair values of financial instruments and the valuation of deferred tax assets. Management bases its estimates on historical and anticipated results, as well as various other assumptions that it believes are reasonable. Actual results could differ from these estimates, and such differences could have material impacts on the Company's financial statements.

Cash and Cash Equivalents

Cash consists of the Company's bank deposits. The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of December 31, 2021.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received from the sale of an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between independent market participants on the measurement date. The Company measures financial assets and liabilities at fair value as of each reporting period using a fair value hierarchy which maximizes the use of observable inputs, to the extent possible, and minimizes the use of unobservable inputs. A financial instrument's classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The three levels of inputs used in assessing fair value of financial instruments are described below.

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity but are significant to the fair value of assets or liabilities.

Significant financial instruments in the Company's financial statements include convertible notes payable. Convertible notes payable are reported at the original principal amounts plus accrued interest, as prescribed by the note agreements. Interest rates in the broad economy have not varied significantly from the time the notes payable were issued. Thus, the fair market values of these debt instruments closely approximate their reported values.

Research and Development

Research and development costs primarily consist of payroll costs, stock-based compensation, laboratory services and supplies costs, costs of external consulting services and allocated overhead. Research and development costs are expensed as incurred.

Comprehensive Income (Loss)

Comprehensive income (loss) consists of net income (loss) and other comprehensive income (loss). The Company did not have any other comprehensive income (loss) transactions during the periods presented. Accordingly, comprehensive income (loss) is equal to net income (loss) for all periods presented.

Income Taxes

The Company applies the provisions of ASC 740, Income Taxes ("ASC 740"). Under ASC 740, the Company accounts for income taxes using the asset and liability method whereby deferred tax assets and liabilities are determined based on temporary differences between the bases used for financial reporting and income tax reporting purposes. Deferred income taxes are provided based on the enacted tax rates and laws that will be in effect at the time such temporary differences are expected to reverse. A valuation allowance is provided for deferred tax assets if it is more likely than not that the Company will not realize those tax assets through future operations.

The Company also utilizes the guidance in ASC 740 to account for uncertain tax positions. ASC 740 contains a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more likely than not of being realized and effectively settled. The Company considers many factors when evaluating and estimating the Company's tax positions and tax benefits, which may require periodic adjustments, and which may not accurately reflect actual outcomes. The Company recognizes interest and penalties on unrecognized tax benefits as a component of provision for income taxes in the consolidated statements of operations.

For all periods presented, a 100% valuation allowance has been applied against all deferred tax assets.

Recently Issued Accounting Pronouncements

In August 2020, the FASB issued ASU No. 2020-06, *Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging— Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity*, which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity's own equity, and clarifies the guidance on the computation of earnings per share for those financial instruments. The guidance will be effective for the Company's financial statements ending December 31, 2022. The Company is currently evaluating the effect that ASU 2020-06 will have on its financial statements and related disclosures.

NOTE 3 – BALANCE SHEET COMPONENTS

Convertible Notes Payable

Since inception through December 31, 2021, the Company has issued numerous convertible notes payable in the aggregate amount of approximately $318,000.

These convertible notes bear interest at a rate of 8% per year. All accrued interest is added to the outstanding principal. As of December 31, 2021, approximately $115,000 of accrued interest has been added to the outstanding principal of the convertible notes payable.

Approximately $24,000 of interest expense was recognized in each of the years presented. These amounts have been included in other loss, net on the statement of operations.

If the Company executes a Preferred Stock financing resulting in at least $1,000,000 gross cash proceeds, all outstanding convertible notes will convert into shares of the newly issued Preferred Stock, at a conversion price equal to the price paid by the new Preferred Stock investors multiplied by 80%.

The term of each of the outstanding convertible notes is thirty-six months.

Convertible notes in the aggregate amount of $293,000 original principal, with $114,000 of accrued interest, were issued in 2018 or earlier, and thus, are in default as of December 31, 2021. As of the date of this report, none of the holders of the defaulted convertible notes have demanded repayment. The defaulted convertible notes payable, along with all accrued interest, are classified within current liabilities on the Company's balance sheet.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Legal Matters

The Company is not currently involved with any litigation, and management is not aware of any pending or threatened litigation against the Company.

NOTE 5 – INCOME TAXES

The following table presents the current and deferred income tax accruals for federal and state income taxes for the years ended December 31, 2020 and 2021.

	December 31,	
	2020	2021
Current income tax expense		
Federal	$ -	$ -
State	-	-
Total	-	-
Deferred tax asset (liability)		
Federal	$ 74,000	$ 84,000
State	21,000	24,000
Valuation allowance	(95,000)	(108,000)
Total	-	-
Total provision for income taxes	$ -	$ -

The components of the Company's deferred tax assets for federal and state income taxes consisted of the following as of December 31, 2020 and 2021.

	December 31,	
	2020	2021
Deferred tax asset attributable to:		
Net operating loss carryover	$ 88,000	$ 95,000
Accrued expenses	7,000	13,000
Valuation allowance	(95,000)	(108,000)
Net deferred tax asset	$ -	$ -

As of December 31, 2021, the Company has approximately $84,000 in deferred income tax assets for federal income taxes and approximately $24,000 of deferred income tax assets for state income taxes. Such deferred tax assets are derived from the Company's ongoing losses, and they can be carried forward to offset and reduce future income and future income tax liabilities.

Because of the early stage of the Company and the significant uncertainty regarding future income and the ability to utilize the deferred tax assets, a 100% valuation allowance has been recorded to reduce the amount of recognized deferred tax assets to zero. The need for this valuation allowance will be reconsidered, and the valuation allowance potentially can be removed, in the future, if the Company demonstrates the ability to earn profits and utilize its deferred tax assets.

NOTE 6 – STOCKHOLDERS' EQUITY

Common Stock

The Company is authorized to issue 10,000,000 shares of Common Stock. As of December 31, 2021, 500,000 shares of Common Stock were outstanding. Of this amount, 150,000 shares, or 30% of the total outstanding, are held by the Company's founder and CEO, who remains active in the daily management of the Company.

Additional Paid-In Capital

The balance of additional paid-in capital was approximately $11,000 and $13,000 as of December 31, 2020 and 2021, respectively.

Since inception, the Company has granted to employees and consultants 1,108,723 options to purchase Common Stock ("stock options") in exchange for services. As of December 31, 2021, approximately $13,000 of stock-based compensation expense has been recognized related to these stock options, with corresponding credits to additional paid-in capital.

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